UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Silexion Therapeutics Corp

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G1281K106

(CUSIP Number)

Wildcat Capital Management, LLC Attention: Brian Rosenblatt 888 Seventh Avenue New York, NY 10106 (212) 468-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1281K106

(1) Names of reporting persons	Wildcat Capital Management, LLC
(2) Check the appropriate box if a member of a group ☐ (a) ☐ (b) (see instructions)
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place or organization	Delaware
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power
(8) Shared voting power	1,020,852
(9) Sole dispositive power
(10) Shared dispositive power	1,020,852
(11) Aggregate amount beneficially owned by each reporting person	1,020,852
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	10.5%(1)
(14) Type of reporting person (see instructions)	IA

(1) Based on 9,768,396 ordinary shares, par value $0.0001 per share (the "Ordinary Shares"), outstanding as of August 15, 2024, as reported by Silexion Therapeutics Corp (the “Issuer”) in its Current Report on Form 8-K filed with the Securities and Exchange Commission on August 21, 2024 (the “Form 8-K”).

CUSIP No. G1281K106

(1) Names of reporting persons	Wildcat Partner Holdings, LP
Check the appropriate box if a member of a group ☐ (a) ☐ (b) (see instructions)
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place or organization	Texas
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power
(8) Shared voting power	1,020,852
(9) Sole dispositive power
(10) Shared dispositive power	1,020,852
(11) Aggregate amount beneficially owned by each reporting person	1,020,852
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	10.5%(1)
(14) Type of reporting person (see instructions)	PN

(1) Based on 9,768,396 Ordinary Shares outstanding as of August 15, 2024, as reported by the Issuer in the Form 8-K.

CUSIP No. G1281K106

(1) Names of reporting persons	Leonard A. Potter
(2) Check the appropriate box if a member of a group ☐ (a) ☐ (b) (see instructions)
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place or organization	United States
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power
(8) Shared voting power	1,020,852
(9) Sole dispositive power
(10) Shared dispositive power	1,020,852
(11) Aggregate amount beneficially owned by each reporting person	1,020,852
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	10.5%(1)
(14) Type of reporting person (see instructions)	IN

(1) Based on 9,768,396 Ordinary Shares outstanding as of August 15, 2024, as reported by the Issuer in the Form 8-K.

CUSIP No. G1281K106

Item 1.	SECURITY AND ISSUER.

This Schedule 13D (this “Schedule 13D”) relates to the Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”), of Silexion Therapeutics Corp, a Cayman Islands exempted company (the "Issuer"). The address of the principal executive offices of the Issuer is 250 Park Avenue, 7th Floor, New York, NY 11040.

Item 2.	IDENTITY AND BACKGROUND.

This Statement is being jointly filed by:

(i) Leonard A. Potter, as an officer and the sole member of Wildcat (as defined below). Because of the relationship of Mr. Potter to Wildcat, Mr. Potter may be deemed to beneficially own the Ordinary Shares set forth in this Statement;

(ii) Wildcat Capital Management, LLC, a Delaware limited liability company (“Wildcat”), which has the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the Ordinary Shares held directly by WPH (as defined below) pursuant to the terms of WPH’s limited partnership agreement and an investment management agreement by and between Wildcat and WPH; and

(iii) Wildcat Partner Holdings, LP, a Texas limited partnership (“WPH”).

Each of Mr. Potter, Wildcat and WPH is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.1 hereto.

The principal business address of each of Wildcat Capital and Leonard A. Potter is:

888 7th Avenue, 37th Floor
New York, New York 10106

The principal business address of WPH is:

301 Commerce Street, Suite 3150
Fort Worth, Texas 76102

The principal business of WPH is to make investments. The principal business of Wildcat is to serve as an investment adviser that makes or recommends investments for WPH and certain other clients. The present principal occupation of Mr. Potter is President and Chief Investment Officer of Wildcat.

The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference.

CUSIP No. G1281K106

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed in Schedule A (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Statement is incorporated by reference in its entirety into this Item 3.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Ordinary Shares for investment purposes.

On August 15, 2024, the Issuer completed a business combination (the “Business Combination”) pursuant to which a subsidiary of the Issuer merged with Silexion Therapeutics Ltd. (“Silexion”), with Silexion continuing as the surviving company and a wholly-owned subsidiary of the Issuer, and a subsidiary of the Issuer merged with Moringa Acquisition Corp. (“Moringa”) with Moringa continuing as the surviving company and a wholly-owned subsidiary of the Issuer. Prior to the Business Combination, WPH held securities of Silexion, which it acquired using its working capital. As a result of the Business Combination, WPH’s securities of Silexion were exchanged for securities of the Issuer.

On August 14, 2024, WPH entered into an Amended and Restated Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”) with the Issuer, Moringa, Silexion and other parties thereto. Under that agreement, the Issuer agreed to provide WPH and other the holders party thereto customary demand and shelf registration rights (subject to certain minimum size offerings) and piggy-back rights on primary and secondary offerings, subject to customary cut-back provision. Exercise of the registration rights by WPH is subject to the following “lock-up” period: (A) with respect to 50% of the Ordinary Shares received by WPH at closing of the Business Combination, the period ending on the earlier of: (i) six (6) months after the completion of the Business Combination, and (ii) the date on which the Issuer will consummate a liquidation, merger, amalgamation, share exchange, reorganization, or other similar transaction after the Business Combination that results in all of the Issuer’s shareholders having the right to exchange their ordinary shares for cash, securities or other property, and; (B) with respect to the other 50% of the Ordinary Shares received by WPH upon closing of the Business Combination, the period ending on the earliest of (x) six (6) months after the date of the consummation of the Business Combination, (y) the date on which the Issuer consummates a liquidation, merger, amalgamation, share exchange, reorganization, or other similar transaction after the Business Combination that results in all of the Company’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property, or (z) the date on which the last reported sale price of the Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Registration Rights and Lock-Up Agreement, which is included as Exhibit 99.2 hereto and incorporated herein by reference.

CUSIP No. G1281K106

The Reporting Persons may purchase, hold, vote, trade, dispose or otherwise deal in shares of Ordinary Shares at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Ordinary Shares, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will continue to monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may continue to discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, regulators, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Ordinary Shares, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, as of the date hereof, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

(a), (b) The percentage of Ordinary Shares beneficially owned by the Reporting Persons is based 9,768,396 Ordinary Shares outstanding as of August 15, 2024, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on August 21, 2024. Each of the Reporting Persons has the power to vote and dispose of the Ordinary Shares beneficially owned by such entity (as described above), and each of the Reporting Persons expressly disclaims beneficial ownership of any Shares not owned directly by it except to the extent of any pecuniary interest therein. Wildcat Capital, as the investment manager of the WPH, has the authority to vote and dispose of all of the Ordinary Shares reported in this Schedule 13D, but expressly disclaims beneficial ownership of any Ordinary Shares not owned directly by it except to the extent of its pecuniary interest therein.

Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities and except to the extent of such Reporting Person’s pecuniary interest therein.

(c) The Reporting Persons have not effected transactions in the Ordinary Shares during the past sixty days.

CUSIP No. G1281K106

(d) No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares held by the Reporting Persons.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 is incorporated herein by reference.

Except as described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 99.1:	Joint Filing Agreement
Exhibit 99.2	Amended and Restated Registration Rights and Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on August 21, 2024)

CUSIP No. G1281K106

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: August 22, 2024

LEONARD A. POTTER By: /s/ Leonard A. Potter Name: Leonard A. Potter
WILDCAT CAPITAL MANAGEMENT, LLC By: /s/ Leonard A. Potter Name: Leonard A. Potter Title: President
WILDCAT PARTNER HOLDINGS, LP By: /s/ Sherri Conn Name: Sherri Conn Title: Vice President

CUSIP No. G1281K106

Schedule A

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of Wildcat Capital Management, LLC:

Name	Position and Present Principal Occupation	Citizenship	Business Address
Leonard A. Potter	Sole Member, President and Chief Investment Officer	United States	888 Seventh Avenue, 37th Floor, New York, NY 10106
Brian Rosenblatt	General Counsel, Chief Operating Officer and Chief Compliance Officer	United States	888 Seventh Avenue, 37th Floor, New York, NY 10106

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of Wildcat Partner Holdings, LP:

Name	Position and Present Principal Occupation	Citizenship	Business Address
Samantha Holloway	Position: President and Sole Member of Bond Management GP, LLC, the general partner of WPH Present Principal Occupation: Co-Chairperson, Seattle Kraken	United States	10601 5th Ave NE, Suite 100 Seattle, WA 98125
Sherri Conn	Position: Vice President of Bond Management GP, LLC, the general partner of WPH Present Principal Occupation: Chief Financial Officer and Vice President of Tarrant Management, LLC	United States	301 Commerce Street, Suite 3150, Fort Worth, TX 76102
Tracy Ray	Position: Secretary of Bond Management GP, LLC, the general partner of WPH Present Principal Occupation: Controller of Tarrant Management, LLC	United States	301 Commerce Street, Suite 3150, Fort Worth, TX 76102